As filed with the Securities and Exchange Commission on April 16, 2026

Registration No. 333-290114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 1 ☒
(Check appropriate box or boxes)

HORIZON TECHNOLOGY FINANCE CORPORATION
(Exact Name of Registrant as Specified in Charter)

312 Farmington Avenue
Farmington, CT 06032
(Address of Principal Executive Offices)

(860) 676-8654
(Area Code and Telephone Number)

Michael P. Balkin
Chief Executive Officer
Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, CT 06032
(860) 676-8654
(Name and Address of Agent for Service)

Copies to:
Thomas J. Friedmann, Esq.
Eric S. Siegel, Esq.
Clay Douglas, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605
Telephone: (617) 728-7120

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-290114) of Horizon Technology Finance Corporation (as amended, the “Registration Statement”) is being filed solely for the purpose of updating an exhibit to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 15.	Indemnification.

The indemnification of the HRZN’s officers and directors is governed by Section 145 of the DGCL, and HRZN’s certificate of incorporation and bylaws. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if (1) such person acted in good faith, (2) in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and (3) with respect to any criminal action or proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

Section 145 of the DGCL further provides that to the extent that a present or former director or officer is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding. In all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 of the DGCL (unless ordered by a court), it will be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the applicable standard of conduct has been met by the party to be indemnified. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it is ultimately determined that he or she was not entitled to indemnification. Section 145 of the DGCL also provides that indemnification and advancement of expenses permitted under such Section are not to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Section 145 of the DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

The HRZN Charter provides that HRZN’s directors will not be liable to HRZN or to HRZN stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the HRZN or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The HRZN Bylaws provide the same protections to HRZN’s officers, provided, however, such limitation on liability shall not otherwise be effective to protect any officer against liability to the Corporation or its stockholders to which such officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Director’s or officer’s office.

Under the HRZN Charter, HRZN fully indemnifies any person who was or is involved in any actual or threatened action, suit or proceeding by reason of the fact that such person is or was one of HRZN’s directors or officers. So long as HRZN is regulated under the 1940 Act, the above indemnification and limitation of liability is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. The HRZN Bylaws further provide that HRZN may, to the extent authorized from time to time by the HRZN, provide rights to indemnification and to the advancement of expenses to employees and agents of HRZN and persons who are or were serving at the request of HRZN as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, similar to those conferred to HRZN’s directors and officers under the HRZN Bylaws.

HRZN has obtained liability insurance for its directors and officers. In addition, HRZN has entered into indemnification agreements with each of its directors and officers in order to effect the foregoing except to the extent that such indemnification would exceed the limitations on indemnification under Section 17(h) of the 1940 Act.

The HRZN Investment Management Agreement provides that the HRZN Advisor and its officers, managers, partners, agents, employees, controlling persons and any other person or entity affiliated with the HRZN Advisor shall not be liable to HRZN for any action taken or omitted to be taken by the HRZN Advisor in connection with the performance of any of its duties or obligations under the HRZN Investment Management Agreement or otherwise as an investment adviser to HRZN. The HRZN Investment Management Agreement also provides, subject to certain conditions, for indemnification by HRZN of the HRZN Advisor and its officers, managers, partners, agents, employees, controlling persons and any other person or entity affiliated with the HRZN Advisor for liabilities incurred by them in connection with their services to HRZN (including any liabilities associated with an action or suit by or in the right of HRZN or HRZN’s stockholders), but excluding liabilities for acts or omissions constituting willful misfeasance, bad faith or gross negligence or reckless disregard of their duties under the HRZN Investment Management Agreement.

The HRZN Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the HRZN Administrator and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from HRZN for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the HRZN Administrator’s services under the HRZN Administration Agreement or otherwise as administrator for HRZN.

HRZN’s equity distribution agreement, dated September 22, 2023 (the “HRZN Equity Distribution Agreement”), provides that HRZN will indemnify and hold harmless the sales agent parties thereto, including their partners, members, directors, officers, employees and agents and each person, if any, who controls any such sales agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against specified liabilities for actions taken in their capacity as such, including liabilities under the Securities Act. The HRZN Equity Distribution Agreement also provides that each sales agent thereto agrees to indemnify and hold harmless HRZN, its directors, its officers, each person, if any, who controls HRZN within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or who is controlled by or is under common control with HRZN, against certain specified liabilities.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of HRZN pursuant to the foregoing provisions, or otherwise, HRZN has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by HRZN of expenses incurred or paid by a director, officer or controlling person of HRZN in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, HRZN will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits.

(1)
Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit (a) of the Registrant’s Pre-effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed on July 2, 2010).

(2)	Second Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K, filed on February 26, 2024).

(3)	Not applicable.

(4)
Agreement and Plan of Merger, by and among Horizon Technology Finance Corporation, HMMS, Inc., Monroe Capital Corporation, Monroe Capital BDC Advisors, LLC and Horizon Technology Finance Management LLC, dated as of August 7, 2025 (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed on August 8, 2025).

(5)(a)	Form of Specimen Certificate (Incorporated by reference to Exhibit (d) of the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed on July 19, 2010).

(5)(b)	Description of the Registrant’s Securities (Incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 10-K, filed March 4, 2025).

(6)
Investment Management Agreement, dated March 31, 2025, by and between Horizon Technology Finance Corporation and Horizon Technology Finance Management LLC (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on March 31, 2025).

(7)
Equity Distribution Agreement, dated as of September 22, 2023, by and among the Registrant, Horizon Technology Finance Management LLC, Goldman Sachs & Co. LLC and B. Riley Securities, Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Current report on Form 8-K, filed on September 22, 2023).

(8)	Not applicable.

(9)	Form of Custodial Services Agreement (Incorporated by reference to Exhibit (j) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed on July 19, 2010).

(10)	Not applicable.

(11)	Opinion of and Consent of Dechert LLP as to legality of shares.*

(12)	Opinion of Dechert LLP as to tax matters^

(13)(a)
Sale and Servicing Agreement, dated as of June 1, 2018, by and among Horizon Funding I, LLC, the issuer, Horizon Secured Loan Fund I LLC, the originator and seller, Horizon Technology Finance Corporation, as servicer, and U.S. Bank National Association, as trustee, backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on June 26, 2020).

(13)(b)
Amendment No. 1 to Sale and Servicing Agreement, dated as of June 19, 2019, by and among Horizon Funding I, LLC, as issuer, Horizon Secured Loan Fund I LLC, as originator and seller, Horizon Technology Finance Corporation, as servicer, and U.S. Bank National Association, as trustee, backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on June 26, 2020).

(13)(c)
Amendment No. 2 to Sale and Servicing Agreement, dated as of June 5, 2020, by and among Horizon Funding I, LLC, as issuer, Horizon Secured Loan Fund I LLC, as originator and seller, Horizon Technology Finance Corporation, as servicer, and U.S. Bank National Association, as trustee, backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, filed on June 26, 2020).

(13)(d)
Amendment No. 3 to Sale and Servicing Agreement, dated as of February 25, 2022, by and among Horizon Funding I, LLC, as issuer, Horizon Secured Loan Fund I LLC, as originator and seller, Horizon Technology Finance Corporation, as servicer, and U.S. Bank Trust Company, National Association, as trustee, backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on February 28, 2022).

(13)(e)
Amendment No. 4 to Sale and Servicing Agreement, dated as of May 24, 2023, by and among Horizon Funding I, LLC, the issuer, Horizon Secured Loan Fund I LLC, the originator and seller, Horizon Technology Finance Corporation, the servicer, U.S. Bank Trust Company, National Association, as trustee, and U.S. Bank National Association, as backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on May 25, 2023).

(13)(f)
Amendment No. 5 to Sale and Servicing Agreement, dated as of May 6, 2024, by and among Horizon Funding I, LLC, as issuer, Horizon Secured Loan Fund I LLC, as originator and seller, Horizon Technology Finance Corporation, as, the servicer, U.S. Bank Trust Company, National Association, as trustee, and U.S. Bank National Association, as backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on May 10, 2024).

(13)(g)
Amendment No. 6 to Sale and Servicing Agreement, dated as of April 25, 2025, by and among Horizon Funding I, LLC, the issuer, Horizon Secured Loan Fund I LLC, the originator and seller, Horizon Technology Finance Corporation, the servicer, U.S. Bank Trust Company, National Association and U.S. Bank National Association (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on April 28, 2025).

(13)(h)
Sale and Servicing Agreement, dated as of June 21, 2024, by and among Horizon Funding II, LLC, as issuer, Horizon Technology Finance Corporation, as originator, seller and servicer, U.S. Bank Trust Company, National Association, as trustee, and U.S. Bank National Association, as backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, filed on June 24, 2024).

(13)(i)
Amendment No. 1 to Sale and Servicing Agreement, dated as of May 23, 2025, by and among Horizon Funding II, LLC, the issuer, Horizon Technology Finance Corporation, the seller, originator and servicer, U.S. Bank Trust Company, National Association, the trustee, and U.S. Bank National Association, the backup servicer, custodian, lockbox and securities intermediary (Incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K, filed on May 27, 2025).

(13)(k)
Second Amended and Restated Sale and Servicing Agreement, dated as of June 22, 2021, by and among Horizon Credit II LLC, as the buyer, Horizon Technology Finance Corporation, as the originator and the servicer, Horizon Technology Finance Management LLC, as the sub-servicer, U.S. Bank National Association, as the collateral custodian and backup servicer, and KeyBank National Association, as the agent (Incorporated by reference to Exhibit 1.2 of the Registrant’s Current Report on Form 8-K, filed on June 23, 2021).

(13)(l)
Amendment No. 1 to Second Amended and Restated Sale and Servicing Agreement, dated as of June 29, 2023, by and among Horizon Credit II LLC, as buyer, Horizon Technology Finance Corporation, as originator and servicer, Horizon Technology Finance Management LLC, as sub-servicer, U.S. Bank National Association, as collateral custodian and backup servicer, and KeyBank National Association, as agent (Incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K, filed on June 30, 2023).

(13)(m)
Amendment No. 2 to Second Amended and Restated Sale and Servicing Agreement, dated as of June 20, 2024, by and among Horizon Credit II LLC, as buyer, Horizon Technology Finance Corporation, as originator and servicer, Horizon Technology Finance Management LLC, as sub-servicer, U.S. Bank National Association, as collateral custodian and backup servicer, and KeyBank National Association, as agent (Incorporated by reference to Exhibit 10.6 of the Registrant’s Current Report on Form 8-K, filed on June 21, 2024).

(13)(n)
Horizon Secured Loan Fund I LLC Limited Liability Company Agreement dated June 1, 2018, by and between Horizon Technology Finance Corporation and Arena Sunset SPV, LLC (Incorporated by reference to Exhibit (k)(9) to the Registrant’s Registration Statement on Form N-2, File No. 333-225698, filed on June 18, 2018).

(13)(o)
Sale and Servicing Agreement, dated as of June 1, 2018, by and among Horizon Funding I, LLC, as issuer, Horizon Secured Loan Fund I LLC, as originator and seller, Horizon Technology Finance Corporation, as servicer, and U.S. Bank National Association, as trustee, backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on June 26, 2020).

(13)(p)
Amendment No. 1 to Sale and Servicing Agreement, dated as of June 19, 2019, by and among Horizon Funding I, LLC, as issuer, Horizon Secured Loan Fund I LLC, as originator and seller, Horizon Technology Finance Corporation, as servicer, and U.S. Bank National Association, as trustee, backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on June 26, 2020).

(13)(q)
Amendment No. 2 to Sale and Servicing Agreement, dated as of June 5, 2020, by and among Horizon Funding I, LLC, as issuer, Horizon Secured Loan Fund I LLC, as originator and seller, Horizon Technology Finance Corporation, as servicer, and U.S. Bank National Association, as trustee, backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, filed on June 26, 2020).

(13)(r)
Amendment No. 3 to Sale and Servicing Agreement, dated as of February 25, 2022, by and among Horizon Funding I, LLC, as issuer, Horizon Secured Loan Fund I LLC, as originator and seller, Horizon Technology Finance Corporation, as servicer, and U.S. Bank Trust Company, National Association, as trustee, backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on February 28, 2022).

(13)(s)
Amendment No. 4 to Sale and Servicing Agreement, dated as of May 24, 2023, by and among Horizon Funding I, LLC, the issuer, Horizon Secured Loan Fund I LLC, the originator and seller, Horizon Technology Finance Corporation, the servicer, U.S. Bank Trust Company, National Association, as trustee, and U.S. Bank National Association, as backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on May 25, 2023).

(13)(t)
Amendment No. 5 to Sale and Servicing Agreement, dated as of May 6, 2024, by and among Horizon Funding I, LLC, as issuer, Horizon Secured Loan Fund I LLC, as originator and seller, Horizon Technology Finance Corporation, as the servicer, U.S. Bank Trust Company, National Association, as trustee, and U.S. Bank National Association, as backup servicer, lockbox bank, custodian and securities intermediary (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on May 10, 2024).

(13)(u)
Fifth Supplemental Indenture, dated as of April 25, 2025, by and among Horizon Funding I, LLC, the issuer, and U.S. Bank Trust Company, National Association (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on April 28, 2025).

(13)(v)
Sale and Servicing Agreement, dated as of November 9, 2022, by and among Horizon Technology Finance Corporation, as the seller and as the servicer, Horizon Funding Trust 2022-1, as the issuer, Horizon Funding 2022-1 LLC, as the trust depositor, U.S. Bank Trust Company, National Association, as the trustee, and U.S. Bank National Association, as backup servicer, custodian and securities intermediary (Incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K, filed on November 14, 2022).

(13)(w)
Fourth Amended and Restated Note Funding Agreement, dated as of May 6, 2024, by and among Horizon Funding I, LLC, as issuer, and the Initial Purchasers (as defined therein) (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, filed on May 10, 2024).

(13)(x)
Note Funding Agreement, dated as of June 21, 2024, by and among Horizon Funding II, LLC, as issuer, and the Initial Purchasers (as defined therein) (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on June 24, 2024).

(13)(y)
Amended and Restated Note Funding Agreement, dated as of May 23, 2025, by and among Horizon Funding II, LLC, the issuer, and the Initial Purchasers (as defined therein) (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, filed on May 27, 2025).

(13)(z)
Second Amended and Restated Loan and Security Agreement, dated as of June 22, 2021, by and among Horizon Credit II LLC, as borrower, the Lenders party thereto, and KeyBank National Association, as arranger and agent (Incorporated by reference to Exhibit 1.1 of the Registrant’s Current Report on Form 8-K, filed on June 23, 2021).

(13)(aa)
Amendment No. 1 to Second Amended and Restated Loan and Security Agreement, dated as of June 29, 2023, by and among Horizon Credit II LLC, as borrower, the lenders that are signatories thereto, and KeyBank National Association, as arranger and agent (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on June 30, 2023).

(13)(ab)
Amendment No. 2 to Second Amended and Restated Loan and Security Agreement, dated as of June 20, 2024, by and among Horizon Credit II LLC, as borrower, the lenders that are signatories thereto, and KeyBank National Association, as arranger and agent (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, filed on June 21, 2024).

(13)(ac)	Form of Administration Agreement (Incorporated by reference to Exhibit (k)(1) of the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on July 2, 2010).

(13)(ad)
Administration Agreement, dated as of November 9, 2022, by and among Horizon Funding Trust 2022-1, as issuer, Horizon Technology Finance Corporation, as administrator, Wilmington Trust, National Association, as owner trustee, and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K, filed on November 14, 2022).

(13)(ae)
Note Purchase Agreement, dated as of October 26, 2022, by and among Horizon Technology Finance Corporation, as seller and servicer, Horizon Funding Trust 2022-1, as issuer, Horizon Funding 2022-1 LLC, as trust depositor, and KeyBanc Capital Markets Inc., as initial purchaser (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on November 14, 2022).

(13)(af)
Note Purchase Agreement, dated as of October 17, 2024, by and among Horizon Technology Finance Corporation and the Purchasers (as defined therein) (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on October 18, 2024).

(13)(ag)
Indenture, dated as of March 23, 2012, between Horizon Technology Finance Corporation and U.S. Bank National Association (Incorporated by reference to Exhibit (d)(7) of the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, filed on March 23, 2012).

(13)(ah)
Third Supplemental Indenture, dated as of March 30, 2021, between Horizon Technology Finance Corporation and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K, filed on March 30, 2021).

(13)(ai)	Form of 4.875% Notes due 2026 (included as part of Exhibit 13(ah) hereto).

(13)(aj)
Fourth Supplemental Indenture, dated as of June 15, 2022, between Horizon Technology Finance Corporation and U.S. Bank Trust Company, National Association (Incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K, filed on June 15, 2022).

(13)(ak)	Form of 6.25% Notes due 2027 (included as part of Exhibit 13(aj) hereto).

(13)(al)
Indenture, dated as of June 1, 2018, by and between Horizon Funding I, LLC, the issuer, and U.S. Bank National Association, as trustee and securities intermediary (Incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K, filed on June 26, 2020).

(13)(am)
Supplemental Indenture, dated as of June 5, 2020, by and between Horizon Funding I, LLC, the issuer, and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 10.6 of the Registrant’s Current Report on Form 8-K, filed on June 26, 2020).

(13)(an)
Third Supplemental Indenture, dated as of May 24, 2023, by and among Horizon Funding I, LLC, as issuer, and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K, filed on May 25, 2023).

(13)(ao)
Fourth Supplemental Indenture, dated as of May 7, 2024, by and among Horizon Funding I, LLC, as issuer, and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K, filed on May 10, 2024).

(13)(ap)
Fifth Supplemental Indenture, dated as of April 25, 2025, by and among Horizon Funding I, LLC, the issuer, and U.S. Bank Trust Company, National Association (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on April 25, 2025).

(13)(aq)
Indenture, dated as of November 9, 2022, by and among Horizon Funding Trust 2022-1, as the issuer, U.S. Bank Trust Company, National Association, as the trustee, and U.S. Bank National Association, as the securities intermediary (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on November 14, 2022).

(13)(ar)
Indenture, dated as of June 21, 2024, by and among Horizon Funding II, LLC, as issuer, U.S. Bank Trust Company, National Association, as trustee, and U.S. Bank National Association, as securities intermediary (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on June 24, 2024).

(13)(as)
First Supplemental Indenture, dated as of May 23, 2025, by and among Horizon Funding II, LLC, the issuer, and U.S. Bank Trust Company, National Association, the trustee (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on May 27, 2025).

(13)(at)
Trademark License Agreement by and between Horizon Technology Finance Corporation and Horizon Technology Finance Management LLC (Incorporated by reference to Exhibit 10.4 of the Registrant’s Annual Report on Form 10-K, filed on March 4, 2025).

(13)(au)	Form of Dividend Reinvestment Plan (Incorporated by reference to Exhibit (e) of the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on July 2, 2010).

(13)(av)
Note Purchase Agreement, dated September 4, 2025, by and among Horizon Technology Finance Corporation and the purchaser parties thereto (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on September 5, 2025).

(13)(aw)
Fifth Supplemental Indenture, dated as of December 15, 2025 between Horizon Technology Finance Corporation and U.S. Bank Trust Company, National Association (Incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K/A, filed on December 17, 2025).

(13)(ax)	Form of 7.00% Notes due 2028 (Included as part of Exhibit (13)(aw) hereto).

(14)(a)	Consent of RSM US LLP (Horizon Technology Finance Corporation).***

(14)(b)	Consent of KPMG LLP (Monroe Capital Corporation).***

(14)(c)	Consent of RSM LLP (Monroe Capital Corporation).***

(15)	Not applicable.

(16)	Power of Attorney.*

(17)(a)	Consent of Oppenheimer & Co. Inc.***

(17)(b)	Consent of Houlihan Lokey Capital, Inc.***

(17)(c)	Form of Proxy Card of Horizon Technology Finance Corporation.***

(17)(d)	Form of Proxy Card of Monroe Capital Corporation.***

(18)	Filing Fee Table.*

*	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-14, filed on September 8, 2025.

**	Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14, filed on December 4, 2025.

***	Previously filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-14, filed on January 14, 2026.

^	Filed herewith.

Item 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 through an amendment to this registration statement within a reasonable time after receipt of such opinion.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in Farmington, Connecticut on the 16th day of April, 2026.

HORIZON TECHNOLOGY FINANCE CORPORATION

By:	/s/ Michael P. Balkin
Michael P. Balkin
Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Michael P. Balkin	Chief Executive Officer and Director	April 16, 2026
Michael P. Balkin	(Principal Executive Officer)

/s/ Daniel R. Trolio	Chief Financial Officer	April 16, 2026
Daniel R. Trolio	(Principal Financial and Accounting Officer)

*	Director	April 16, 2026
Jonathan J. Goodman

*	Director	April 16, 2026
Kimberly A. O’Connor

/s/ Thomas J. Allison	Director	April 16, 2026
Thomas J. Allison

*By:	/s/ Daniel R. Trolio
Name:	Daniel R. Trolio
Title:	Attorney-in-Fact

The original power of attorney authorizing Daniel R. Trolio to execute this Registration Statement, and any amendments thereto, for each of Jonathan J. Goodman and Kimberly A. O’Connor was filed with this Registration Statement on September 8, 2025.